From: **Natural prebiotic for lasting nasal/sinus health** cliffhan@allerpops.com
Subject: [Test] A New Makeup of AllerPops Website
Date: November 20, 2022 at 3:36 PM
To: cliffhan@allerpops.com

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AllerPops

Allerpops November Newsletter

November 15, 2022


AllerPops®
Prebiotic Lollipops

1. Website redesign

Going Clear, the Boston-based marketing agent recently completed a redesign of AllerPops website. I invite you to surf around the site and let us know if you see anything to improve.

2. From NM INNO: AllerPops wraps up clinical

trials of its allergy relief lollipops

3. From Healio.com: Probiotic lozenges improve allergic rhinitis symptoms

4. Product Development

Here is the package design for AllerPops prebiotic toothpaste.



5. Wefunder crowdfunding campaign is coming in private mode in a couple of weeks.

ABOUT ALLERPOPS

Allerpops Corp. is a Los Alamos, NM-based company dedicated to relieving allergies for longer periods of time, removing the need for daily shots or pills. The company is guided by the principle of reconnecting customers with nature and the world.

Our mailing address is:
AllerPops prebiotic for lasting nasal/sinus health
1650 Trinity Dr., Ste 103

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.